UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Rimini Street, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76674Q107

(CUSIP Number)

July 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q107		13G	Page 2 of 7 Pages
1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 127 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,512,026
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,512,026
	8	SHARED DISPOSITIVE POWER 0
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,512,026
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.19%
12			TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

Rimini Street, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3993 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169

Item 2(a).	Name of Person Filing

127 Capital, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

127 Capital, LLC

6056 Deloache Avenue, Dallas, Texas 75225

Item 2(c).	Citizenship

This Statement on Schedule 13G is filed by 127 Capital, LLC, a Texas limited liability company (“Reporting Person”). Clayton Webb is the sole member of the Reporting Person.

127 Capital, LLC

6056 Deloache Avenue, Dallas, Texas 75225

Citizenship: Texas

Clayton Webb is a citizen of the United States and his address is the same as the Reporting Person.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

76674Q107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒	Not applicable.
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership.
(a)	Amount beneficially owned: 5,512,026 shares of Common Stock.

Clayton Webb is the sole member of the Reporting Person. In such capacity he may be deemed to beneficially own the 5,512,026 shares of Common Stock beneficially owned by the Reporting Person.

(b)	Percent of Class: 6.19%

The Reporting Person beneficially owns approximately 6.19% of the outstanding shares of Common Stock. The percentage is calculated based upon 89,087,000 shares of Common Stock outstanding as of July 31, 2023, as reported in the Issuer’s Form 10-Q, filed with the Securities Exchange Commission on August 2, 2023.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 5,512,026
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 5,512,026
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Clayton Webb is the sole member of the Reporting Person. In such capacity he may be deemed to beneficially own the 5,512,026 shares of Common Stock beneficially owned by the Reporting Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2023

127 CAPITAL, LLC

By:	/s/ Clayton Webb
	Name:	Clayton Webb
	Title:	Member